Goodwin Procter llp 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

September 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Schwartz, Celeste Murphy, Al Pavot and Jeanne Bennett

Re:   Entrada Therapeutics, Inc.

Draft Registration Statement on Form S-1

Filed August 6, 2021

File No. 377-05320

Dear Ladies and Gentlemen:

On behalf of our client, Entrada Therapeutics, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated September 2, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially filing Amendment No. 1 to the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Draft Registration Statement on Form S-1, Filed August 6, 2021

Prospectus Summary, page 1

1.	On page 2 you state that your EEV Platform has allowed you to develop “highly efficient” and “highly specific” EEV therapeutic candidates. Please remove all statements that present your conclusions regarding the efficacy of your product candidate as this is a determination within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies or advise why this disclosure is appropriate.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 112 of the Amended DRS in response to the Staff’s comment to clarify that the term “efficiency” as used in the Amended DRS is not a measure of therapeutic efficacy, but rather, refers to the amount of drug required to produce a pharmacological effect of given intensity, and that the term “specificity” as used in the Amended DRS refers to the engagement or involvement or lack thereof of the Company’s therapeutic candidates to desired targets of interest. The Company further advises the Staff that the use of these terms is in the context of a broader discussion of the key attributes of the Company’s therapeutic candidates and that all statements regarding efficiency and specificity with respect to the Company’s therapeutic candidates have been based on preclinical in vitro or in vivo studies conducted by the Company that are presented and described elsewhere in the Amended DRS.

2.	In the pipeline table on page 3 please increase the size of the headings for the Phase 1, Phase 2 and Phase 3 clinical trials. Additionally, we note that you have included programs in the discovery phase for which no product candidate has been identified in your pipeline table, specifically, every program except ENTR-601-44 and ENTR-501. Please provide us your analysis as to why these programs are material enough to be included in your pipeline table. Alternatively, remove them from your table.

Response: The Company respectfully advises the Staff that it has revised the table to increase the size of the headings for the Phase 1, Phase 2 and Phase 3 clinical trials.

The Company respectfully advises the Staff that although there are five programs identified in the table for which a product candidate has not yet been identified because such programs are in the research and discovery stage, the Company believes that these programs are sufficiently material to depict in the table based on:

•	the detailed level of disclosure devoted to each program, including with respect to such program’s development status and the Company’s initiatives with respect thereto, in the Business section as well as the Prospectus Summary,

•	the common functional therapeutic vehicle amongst each of these five programs based on the Company’s EEV-Platform and interconnected development pathways,

•	the relationships between the development target for each program, the various therapeutic areas as noted in the table and how the Company’s strategy is collectively focused on advancing each of these programs based upon potential success and positive results from its more advanced programs, including those for which a therapeutic candidate has been selected, and

•	the significant financial investment and commitment in advancing each of these programs to date as well as the anticipated commitment of financial resources in continuing to support the development and enhancement of the Company’s EEV Platform.

This level of detail and the materiality of these programs to the Company is in stark contrast to other pharmaceutical companies with less well-defined early-stage research programs and whose disclosure is cursory due to the programs not having a defined development target or development pathway. The Company believes both the table and detailed disclosure included in the Amended DRS provide investors with important information about the scope of the Company’s current development focus area: specifically, the Company’s initial focus on DMD and DM1 to demonstrate the potential capacity of its EEV Platform to facilitate efficient intracellular delivery of therapeutics in various organs and tissues with an improved therapeutic index as discussed throughout the Amended DRS. In particular, the Company provides detailed disclosure about each program, including its development target and approach as well as next steps in terms of regulatory and development plans, both in the Prospectus Summary and in the Business section.

Specifically, because the Company’s development programs are each based upon the Company’s EEV Platform and the therapeutic candidates will take the form of EEV therapeutics, the Company believes it will know relatively early in the development cycle of a program whether it has therapeutic potential, even if a lead product candidate has not yet been identified. The Company strongly believes it is important for investors to understand the broad therapeutic potential of its EEV Platform, including the various programs in the discovery stage process whose further development will be guided by the Company’s lead therapeutic candidates. In fact, limiting the table to only those programs for which there is a named product candidate could potentially mislead investors trying to understand the full picture of the Company’s focus, strategy and development plans. The Company believes providing investors with a table-level view of the number and types of programs that it is evaluating through its EEV Platform is important for investors to understand as they evaluate an investment in the Company.

Additionally, the Company has clarified that the table presents a summary of its current “Development Programs” and not a traditional “pipeline” table limited to preclinical or clinical programs, in order to further distinguish for investors the nature of the development programs summarized, including a detailed breakdown of pre-clinical stages from discovery through clinical development. The Company further advises the Staff that the disclosure throughout the Amended DRS makes clear to investors the distinctions between its programs, the development status of each and planned timing for further development, including product candidate identification. Furthermore, the Company’s policy is to wait to declare a therapeutic candidate for development until IND-enabling activities for such candidate have commenced.

Finally, the Company has expended significant resources in the development of its EEV Platform from which each of the programs included in the table is derived. The Company also expects to continue to invest to develop and enhance its EEV Platform. As such, the Company believes these programs are material enough to include in the table based on the Company’s strategy and focus. Together, the Company believes the foregoing factors make each of these programs material to an investor’s understanding of the Company and, specifically, the summarized view of its development programs in the table.

3.	We note that you completed IND-enabling studies for ENTR-501. Please revise page 4 to explain why you are exploring partnership opportunities for this program.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 5, 28, 115 and 140 of the Amended DRS in response to the Staff’s comment.

Risk Factors
Our rights to develop and commercialize any therapeutic candidates are subject..., page 58

4.	Please revise this risk factor to highlight the consequences of losing the OSIF license specifically.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 59 of the Amended DRS in response to the Staff’s comment.

Use of Proceeds, page 88

5.	Please revise to disclose an estimate of how far in your development of each of EEV pipeline this offering will allow you to reach with respect to each material program, including specific phases of preclinical and clinical trials. Also, please disclose the total estimated cost of each of the specified purposes for which the net proceeds are intended to be used, and, if material amounts of other funds are necessary to accomplish the specified purposes, provide an estimate of the amounts of such other funds and the sources thereof.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once the Company files a future amendment which includes a preliminary price range and proposed aggregate offering size, it will revise its disclosure in the Use of Proceeds to address the Staff’s comment No. 5.

Results of Operations
Research and Development Expenses, page 104

6.	We note the significant increase in your research and development expenses and from pages 111 and 120 that you have multiple products/programs in the pipeline at varying stages of development. Please revise to disclose your research and development expenses for your lead product candidates. To the extent that you do not track expenses by product candidate, please disclose that fact.

Response: The Company respectfully advises the Staff that it has expanded its disclosure on pages 99 and 106 of the Amended DRS in response to the Staff’s comments.

Business, page 110

7.	We note your statement on page 116 and elsewhere that in preclinical models approximately 50% of the EEV-conjugated material escaped the endosome to reach the intracellular disease target, which indicates a potential for significant improvement over the 1-2% observed in current biologics. If this comparison is not a head-to-head comparison please remove it as comparisons to available products and other product candidates are not appropriate unless you have conducted head-to-head trials.

Response: The Company respectfully acknowledges the Staff’s comment and notes that statements regarding the percentage of EEV-conjugated material that has been observed to escape the endosome are not intended to be head-to-head comparisons and has revised its disclosure on pages 118 and 120 of the Amended DRS in response to the Staff’s comment The Company respectfully advises the Staff that it believes these statements provide valuable information for investors’ understanding of the market in which the Company will compete and the context in which the Company is pursuing its EEV Platform and therapeutic candidate development. If the Company were unable to provide investors with this information, the Company believes it would be difficult for an investor to assess the Company’s business and development plans.

8.	Please provide more information concerning your preclinical studies beginning on page 123, including any serious adverse effects. Provide p-values for any studies powered for statistical significance and explain how statistical significance relates to FDA standards of efficacy.

Response: The Company respectfully advises the Staff that, except with respect to ENTR-501, the preclinical studies described in the Amended DRS were not designed as toxicology studies and, therefore, safety data was not collected in connection with such studies. The Company respectfully advises the Staff that it has included disclosure regarding its plans to conduct toxicology studies in compliance with Good Laboratory Practices, including with respect to its most advanced therapeutic candidate, ENTR-601-44, and that such studies must be completed before the Company may submit an IND. In addition, the Company has added disclosure on page 126 of the Amended DRS to clarify that its preclinical studies described in the Amended DRS have not generally been designed as toxicology studies and therefore safety data was not collected.

With respect to the Staff’s comment regarding p-values, the Company respectfully advises the Staff that it has expanded its disclosure throughout the Amended DRS to provide p-values for any studies that were powered for statistical significance. The Company has also added disclosure on page 126 of the Amended DRS to explain how statistical significance relates to FDA standards of efficacy.

9.	Please revise page 137 to state the jurisdictions covered by your issued and pending patents and clarify which patents are in-licensed.

Response: The Company respectfully advises the Staff that it has expanded its disclosure on page 142 of the Amended DRS in response to the Staff’s comment to disclose the applicable jurisdiction covered by its pending patents and clarify the in-licensed patents.

10.	In connection with your description of the OSIF License Agreement on page 139, please revise to provide the amount of the “certain license maintenance fees prior to the commercialization of the first licensed product,” if material, and the grounds for termination. We also note that you say the term will expire on the expiration of the last to expire of the exclusively licensed patent rights, or the end of your obligation to pay royalties under the OSIF License Agreement. Please revise to clarify when these patent rights are expected to expire. Additionally, you state that your obligation to pay royalties ends on a licensed product-by-licensed product and country-by-country basis, on the later of expiration of the last to expire of the valid claims of the exclusively licensed patent rights covering such licensed product in such country, or ten years after the first commercial sale of such licensed product in such country. Please revise to clarify when these claims are expected to expire.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 145 of the Amended DRS in response to the Staff’s comment.

Description of Capital Stock, page 182

11.	Please revise page 182 to provide the amount of shares entitled to registration rights.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 183 of the Amended DRS in response to the Staff’s comment.

General

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Sincerely,

/s/ Sarah Ashfaq
Sarah Ashfaq

cc:           Dipal Doshi, Entrada Therapeutics, Inc.

Arthur R. McGivern, Goodwin Procter LLP

Tara Fisher, Ropes & Gray LLP